
03045652

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corpbanca

*CURRENT ADDRESS Casa Matriz
Huérfanos 1072
Santiago, Chile

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 34763 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]
DAT : 1/15/04

82-34763
ARIS
12-31-02

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

ASSETS	At December 31, 2002	2001
	MCh$	MCh$
CASH AND BANKS	140,689.8	108,469.1
LOANS:		
Commercial	744,530.9	654,982.5
Foreign trade	169,864.7	139,473.9
Consumer	181,254.6	157,755.6
Mortgage	220,874.9	178,338.0
Leases	129,632.8	112,904.5
Factoring	35,541.1	43,645.6
Contingent	141,833.2	111,698.1
Other outstanding loans	35,774.6	41,078.6
Past due	28,285.8	22,302.4
Total loans	1,687,592.6	1,462,179.2
Less: Allowance for loan losses	(37,921.9)	(32,793.5)
Total loans-net	1,649,670.7	1,429,385.7
OTHER LOAN OPERATIONS:		
Loans to financial institutions	22,378.0	26,795.8
Securities trading	15,537.4	7,234.7
Total other loan operations	37,915.4	34,030.5
INVESTMENTS:		
Banco Central de Chile and Treasury securities	31,889.4	29,818.1
Other financial investments	184,653.7	199,977.5
Trading securities	42,282.5	48,514.9
Assets for leasing	22,001.9	6,747.6
Assets received in lieu of payment or in foreclosure	11,004.7	9,417.9
Other non - financial investments	2.0	1.5
Total investments	291,834.2	294,477.5
OTHER ASSETS	74,098.4	94,302.6
FIXED ASSETS:		
Bank premises and equipment	31,128.5	32,724.2
Investments in other companies	1,371.9	1,280.3
Total fixed assets	32,500.4	34,004.5
Total assets	2,226,708.9	1,994,669.9

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Chilean pesos – MCh$)

LIABILITIES AND SHAREHOLDERS' EQUITY	At December 31, 2002	2001
	MCh$	MCh$
LIABILITIES		
DEPOSITS AND OTHER LIABILITIES:		
Checking accounts	118,673.8	117,787.6
Time and demand deposits	1,104,541.9	1,036,626.6
Other sight and term liabilities	101,567.1	58,175.4
Trading securities liabilities	49,627.9	52,884.5
Mortgage notes	192,767.7	194,624.2
Contingent liabilities	142,870.1	112,236.4
Total deposits and other liabilities	1,710,048.5	1,572,334.7
BONDS:		
Ordinary bonds	-	-
Subordinated bonds	61,617.2	61,209.7
Total bonds	61,617.2	61,209.7
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Banco Central de Chile lines of credit for renegotiation of loans	36.8	40.2
Other Banco Central de Chile borrowings	482.1	882.0
Borrowings from domestic financial institutions	15,231.1	67,929.5
Foreign borrowings	99,003.8	66,560.8
Other borrowings	11,225.0	19,669.2
Total borrowings from financial institutions	125,978.8	155,081.7
OTHER LIABILITIES	25,244.7	29,975.4
Total liabilities	1,922,889.2	1,818,601.5
VOLUNTARY RESERVES	-	1,140.4
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	269,002.8	145,509.0
Other reserves	(736.1)	122.2
Net income	35,553.0	29,296.8
Total shareholders' equity – net	303,819.7	174,928.0
Total liabilities and shareholders' equity	2,226,708.9	1,994,669.9

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 20001

(in millions of Chilean pesos – MCh$)

	2002	2001
	MCh$	MCh$
OPERATING INCOME		
Interest and indexation income	180,237.8	191,600.4
Gains from trading securities	17,844.1	7,838.7
Commission income	22,192.2	18,931.7
Other operating income	2,129.7	2,918.5
Total operating income	222,403.8	221,289.3
Less:		
Interest and indexation expenses	(81,387.3)	(97,730.1)
Losses from trading securities	(3,696.7)	(2,205.2)
Commission expense	(2,508.9)	(1,963.0)
Exchange loss – net	(1,819.5)	(1,170.2)
Other operating expenses	(4,027.7)	(523.0)
Gross operating margin	128,963.7	117,697.8
Personnel salaries and expenses	(29,325.7)	(29,225.2)
Administrative and other expenses	(17,941.8)	(22,017.0)
Depreciation and amortization	(5,528.9)	(8,083.7)
Net operating margin	76,167.3	58,371.9
Provisions for assets at risk	(30,273.5)	(28,895.6)
Recovery of loans previously written off	7,337.4	7,679.4
Operating income	53,231.2	37,155.7
OTHER INCOME AND EXPENSES		
Non-operating income	2,173.2	756.8
Non-operating expenses	(20,585.2)	(7,466.8)
Income (loss) from investments in Companies	156.4	(76.4)
Monetary correction	(2,020.8)	(1,707.8)
Income before income tax	32,954.8	28,661.5
Income tax	1,491.0	481.0
Income after income tax	34,445.8	29,142.5
Minority interest	-	-
Income after income tax and minority interest	34,445.8	29,142.5
Voluntary reserves	1,107.2	154.3
Net income	35,553.0	29,296.8

SIDLEY AUSTIN BROWN & WOOD LLP

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Date: 01/14/2004 Time: 03:58:00 PM No. Pages (Including Cover): 2

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INDEPENDENT AUDITORS' REPORT

To the Shareholders of
CORPBANCA

We have audited the accompanying consolidated balance sheets of CORPBANCA and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements (including the related Notes) are the responsibility of the management of CORPBANCA. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management of the Bank, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CORPBANCA and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Chile and the rules of the *Superintendencia de Bancos e Instituciones Financieras*.

As explained in Note 2, the Bank modified the accounting treatment of investments in Bank-issued mortgage notes and the related liabilities.

Certain recategorizations have been made to the financial statements previously filed with the *Superintendencia de Bancos e Instituciones Financieras* solely for the convenience of readers outside Chile.

The translation of the financial statements into English has been made solely for the convenience of readers outside Chile.

Santiago, Chile, January 16, 2003



Letter from the Chairman



The year 2002, without a doubt, will be remembered as a consolidation period in CORPBANCA history. Even though it was faced with a low economic growth and reduced financial system expansion context, CORPBANCA continued well ahead in its long term positioning process, exhibiting an important rate of credit expansion, as well as a new increase in market share and strong growth in its financial results.

Within this frame, CORPBANCA succeeded in positioning itself as the most efficient bank and as one of the most profitable within the Chilean financial system. The consistency in the growth results, allowed us to reach a level of Ch$35,535 million, representing a growth of 24.1% compared to the previous year and an average capital profitability greater than 20%, thus constituting a natural extension to the evolution that for several years has characterized CORPBANCA behavior. Likewise, credit growth reached 15.4%, allowing us to increase our market share from 4.8% to 5.4%, a sum that reveals our firm determination of becoming one of the most important banks within the Chilean banking system.

A particularly relevant result verified in 2002 that has constituted itself as a fundamental part of our profitable growth strategy, is the 38.8% level of efficiency we have obtained, placing us in the most important position within the Chilean financial system. Within this context, other significant achievements obtained during the year are highlighted such as: the improvement in the risk classification obtained by CORPBANCA and its recognition by specialized publications as one of the main Latin American financial entities.

Without a doubt, one of the greatest achievements of this year is constituted by the important capital increase of US$ 150 million, the first done so in Chile in five years and the first within the emerging society concept. The stated increase permitted us to immediately reduce our cost structure and position ourselves as the third private entity in terms of capital within the local financial market. With this important change, future growth expectations consolidate and that is why today we believe we have an unbeatable position for confronting future growth challenges, with orientation towards all client segments and with all products.

Due to these motives, I find CORPBANCA's recent evolution has allowed the development of our business, optimizing the relationship with our shareholders and clients within an excellence service frame, increased internal efficiency and an adequate compensation for our employees.




Carlos Abumohor Touma
Chairman

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Identification of the Corporation

Name: CORPBANCA

Address: Huérfanos 1072, Santiago

I.D. Number: 97.023.000-9

Type of Corporation: Public Banking Corporation

Telephone, fax and website : Telephone number 687-8000; fax: 672-6729; www.corpbanca.cl

Constituting Documents: CORPBANCA was constituted by public deed on August 7, 1871, granted by the Concepción notary public Mr. Nicolás Peña and whose resolution approving its existence was published in the "El Araucano" newspaper on Tuesday February 20th, 1872, fijandose su last refundido text, on May 28, 1992 in Mr. Gonzalo de la Cuadra Fabres's Santiago notary public.

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CorpBanca



Corporate Shareholders

Corporate Shareholders: On December 31, 2002, CORBANCA's twelve most important shareholders and their respective participation within the total amount of shares conforming the Bank capital are:

Name of Shareholder	Shares	Participation
Corp Group Banking S.A.	163,906,286,753	72.23%
Cía. Inmob. y de Inversiones SAGA S.A.	20,752,820,030	9.15%
Inmob. e Inversiones Boquiñeni Ltda.	3,234,225,537	1.43%
Inversiones y Valores S.A.	2,943,873,037	1.30%
Consorcio Corredores de Bolsa S.A.	2,727,578,003	1.20%
AFP Cuprum S.A. for Fdo. Pensión C	2,033,851,693	0.90%
AFP Provida S.A. for Fdo. Pensión C	2,022,893,393	0.89%
AFP Sta. María S.A. for Fdo. Pensión C	1,925,067,871	0.85%
IM Trust & Co. S.A. Corredores de Bolsa	1,832,491,553	0.81%
Cía. De Seguros de Vida Consorcio Nacional de Seguros de Vida S.A.	1,727,383,456	0.76%
Inversiones Tauro S.A.	1,629,965,426	0.72%
AFP Summabansander S.A. for Fdo. Pensión C	1,492,441,454	0.66%
Other Shareholders	20,680,412,371	9.10%
Total	226,909,290,577	100.00%





Corporate Shareholders

The most important CORPBANCA associate is currently Corp Group Banking S.A. This corporation owns 72.23% of the shares making up the bank's capital. The only natural or legal person that whether directly or indirectly maintains a percentage greater than 10% of shares is Mr. Álvaro Saieh Bendeck, who owns 26.38% of the total amount.

In addition, during the month of November 2002, with the previous authorization of the shareholders and of the Superintendance of Banks and Financial Institutions as well, CORPBANCA issued a total of 56,460,000,000 shares, which were entirely underwritten on the local market; as a result of this, Bank paid capital was increased by approximately 109 billion pesos.



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Management and Human Resourses

The organizational structure of the Bank is headed by a Board of Directors, which in turn delivers action guidelines to the organization through the CEO. The following is a CORPBANCA organizational chart as of December 31, 2002.



Management and Human Resourses

At the closing of the year 2002, CORPBANCA's Board of Directors was constituted in the following way:



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Management and Human Resourses


CorpBanca 2002



Management and Human Resourses

CORPBANCA's Senior management is shown in the following chart:

POSITION	NAME	PROFESSION
CEO	Mario Chamorro Carrizo	Economist
Deputy CEO	Christian Samsing Stambuk	Economist
Vice President Retail and Massive Banking Division	Carlos Camposano González	Business Administrator
Vice President Small and Mid size Companies Division	Sergio Enríquez Essmann	Business Administrator
Vice President Corporate and Large Company Division	Marcelo Achondo Larenas	Business Administrator
Vice President Leasing and Factoring Division	Pedro Larraín Ibáñez	Industrial Civil Engineer
Vice President Product Division	Julio Henríquez Banto	Business Administrator
Electronic Banking Manager	Mauricio Castro Figueroa	Marketing Manager
Vice President International and Finance Division	Christian Schiessler García	Business Administrator
Legal Services Manager	Cristián Canales Palacios	Lawyer
Auditing Manager	Jorge Serra Sepúlveda	Auditing Accountant
Vice President Logistics Division	Hernán Santamaría Torres	Business Manager
Vice President Data Processing	Armando Ariño Joiro	Computer Science Engineer
Chief Financial Officer	Camilo Morales Riquelme	Economist
Vice President Organizational Development Division	Olivia Brito Bahamonde	Business Administrator
Vice President Risk Division	Patricio Rojas Ossa	Agronomy Engineer







Management and Human Resourses

Finally, the total amount of personnel under contract by the Subsidiary Corporations at the closing of the 2002 fiscal year was 96 persons.



CorpBanca 2002

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Business Transactions And Activities Of The Corporation

Historical Review

Towards the middle of 1871, a group of neighbors from Concepción, headed by Mr. Anibal Pinto, who later on would go on to become the President of the Republic, reduce to public ded the statutes of the Banco de Concepción. On October 6th of that year the bank began operations, maintaining them continually up to date, constituting in this way the oldest bank in the country. In 1974, the bank underwent an important change in its holding and structure when due to a process of transfering ownership to the state of all private banks, it came under the control of CORFO. That same year, Banco de Concepción acquires the Banco Francés e Italiano in Chile, thus bringing its presence to Santiago.

Then, in 1972, Banco Chillán is added and in 1975, the Banco Valdivia. In November 1975, CORFO sold its shares to private entrepeneurs, who took control of the Bank in 1976. In 1980, as a consequence of its growth, Banco de Concepción became identified as a national bank, changing its name to Banco Concepción and transferring its CEO headquarters to Santiago. In 1986, the Bank is acquired by the Sociedad Nacional de Mineria (SONAMI) (National Mining Corporation). From this moment on, the Bank takes a special interest in the financing of small and mid size mining companies, it increases its capital and it sells its high risk consumer database to the Banco Central. Towards the end of 1995, SONAMI sold a majority percentage to a group of investors headed by Mr. Alvaro Saieh B., through the INFISA holding (currently Corp Group). Since its acquisition, the Bank controllers have defined a growth strategy, repositioning and restructuring of operations in order to situate these within the relevant actors of the national financial system. As part of the growth strategy allowing profitability of Bank operations, they redefined as their target markets providing financial services to individuals through product development for the mid range segment of the population; and also small and mid size companies.

During the first trimester of 1997, Banco Concepción shareholders reached an agreement with the Banco Central de Chile with the goal of terminating the existing subordinated debt dating from the beginning of the 80's. That same year, as a part of the Bank repositioning strategy, the name was changed to CORPBANCA. In 1998, the Bank acquired Corfinsa's customer loan database, corresponding to Banco Sudamericano's consumer division, and Financiera Condell shortly thereafter, which today make up Bancondell, commencing its market participation in the mid range and low income population segments. This adopted strategy has allowed CORPBANCA to reach the second Highest placement growth within the system over the last six years. Likewise, this permitted the Bank to reverse its 1999 losses and surpass the 20% capital and reserves average profitability from December 2001 up to date.







Business Transactions And Activities Of The Corporation

Banking Industry Description

The Banking industry is linked to , and is, as well, dependant on the happenings and reigning economic environment. The year 2002 was a year of events for the Chilean economy. It is important to mention as one of the most relevant Free Trade Agreement (TLC) achieved not only with the United States but with the European Economic Union as well. Even though the effects of these commercial and financial agreements are not immediate since they represent intentions and the actual signing is still pending, its relevance lies on its favorable short term influence, on the internal economic conditions. Due to the support and recuperation regarding international trust in Chile, this is why positive influence is expected not only on the external cash flow but also in domestic investment and consumer demand as well.

A second relevant factor characterizing 2002's economic performance was the low interest rate which reached a historical all time low. The Banco Central (Central Bank), has tried to increase once again the low domestic demand levels, a situation that persist until today due to the well known backlashes affecting monetary policies implementation. As a result of what has been previously mentioned, the monetary additions have shown a true growth of 14% (M1A), while the financial savings level (M7) has reflected a lesser growth, with a real increase of 7%.

As a complement to what has been previously stated, the 7.9% current unemployment rate at the end of the year reflects the lack of economic reactivation, since the registered rate at the end of the previous year was also 7.9%. However, a segment of the responsibility for this result is founded in the existing greater strictness in the employment market due to the employment amendment made effective towards the end of the tear 2001, which in turn increased the hiring and firing costs. In addition, the presence of complementary employment programs generated by the government has helped diminish part of the problem, thus being a transitional situation which will be reviewed by the authorities in the short term.

As a synthesis of this context, the growth expectations for the Chilean economy reach 1.9% for the year 2002, contrasting against the 2.8% growth that closed the year 2001, and even more strongly with the estimated potential product calculations expecting a national growth close to 4%. From the consumer demand point of view, the expense expansion is expected to close between 1% and 1.5%, thus revealing that the country's

economic recuperation is still pending, and will continue so throughout 2003.


CorpBanca 2002

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Business Transactions And Activities Of The Corporation

On its part, the financial system showed a 1.79% increase in the total amount of loans during 2002. This increase compared with the 1.9% expected for the GDP, maintaining this result close to the growth rule for financial services related to GDP ones.

The partidas explaining low loan growth basically correspond to those orientated towards companies (commercial loans, foreign trade loans, contingent loans, general purpose leasing and mortgage loans), which have diminished by 1.21%. On the other hand, those loans directed to the people segment (home consumer and mortgage loans) have increased by 7.48%

If we separate each product, those experimenting the greatest expansion were the factoring operations, however, we must point out that at the closing of the 2001 fiscal year, only a few banks had incorporated this line of business causing 2002 to definitely represents incomparable growth. Leasing contacts grew 19.3%, thus being the only commercial operation product closing the 2002 exercise with relevant growth. The loans presenting the most evident decrease were the letter of credit loans for general purposes and commercial loans (-4.1% and -2.7% respectively). Contradictory within the trade of people products, consumer operations [illegible] stands out with 12.2%





Business Transactions And Activities Of The Corporation

In addition, it's worth mentioning the growth shown by overdue loans. Even though the industry is currently operating on a controlled risk level, certain specific credit operations associated with corporate and large company banking caused the overdue portfolio indicator of the total amount of loans to increase from 1.6% in December to 1.8% at the closing of the 2000 fiscal year. The quality of the loan portfolio slightly improved at the end of 2002, compared with the previous year. The provision indicator on the total amount of loans reached 2.33%, while the previous year it was 2.36%, a situation that reveals the strategy maintained by the industry in the sense of maintaining stable the credit operations risk level.







Business Transactions And Activities Of The Corporation

On the other hand, the net industry profits reached Ch$ 511,870 billion pesos, representing a 12.3% negative variation compared to the previous year. The lesser result is fundamentally explained by the greater loss due to the concept of exchange variations exhibited in 2002, adding on to this, the increase experimented by operational support expenses and a greater flow of provisions and penalties. The latter, however, is proportional to the loan portfolio growth, just as the behavior previously mentioned provisions on total loans index reveals.

From the revenues generated due to the interest and readjustment concept point of view, the net Interest Margin increased by 1.19 base points, rising from 4.40% in 2001 to 4.59% in 2002. This is mainly explained by the lower interest rate characterizing the year's behavior, where the liabilities have an prior expiration date than the assets. In this way, the revenues from interests and readjustments decreased 7.0%, while the expense for said concept decreased 19.1%.

An indicator that brings together the different Result Statement components is Efiiciency, which in 2002 was 53.9%, a sum that favorably compares with 54.8% obtained the previous year. Even though support expenses increased in 2002 (1.2%), the gross operational margin did so proportionately as well (2.8%), thus explaining the improvement index.

Due to the lower results obtained, as well as the greater equity solvency shown by the bank in 2002 compared to 2001, is why capital and reserve returns decreased from 17.7% to 14.4%. The return on assets, on its part, went down from 1.5% to 1.3%.

ROE System Evolution







Business Transactions And Activities Of The Corporation

Recent Developments and Regulatory Guidelines

It is important to also point out that the banking industry has experimented a consolidation process over that last few years, with market agents verifying purchases and mergers. Within the purchases and mergers of greatest relevance, the following are highlighted: Banco Santander taking control over Banco Osorno in 1996, the merger between Banco de Santiago and Banco O'Higgins in 1997, the international merger between Banco Santander and Banco Central Hispano in 1999, which allowed the Banco Santander Central Hispano to also take control of Banco Santander Chile and Banco Santiago. During the year, with permission granted by SBIF, Banco Santander and Banco Santiago proceeded to merge, thus generating, the largest local market bank. In 1998, Banco Bilbao Vizcaya underwrote a capital increase made by Banco Bhif, making it the new controller of said institution.

Posteriorly, during 1998, CORPBANCA acquired from Banco Sudamericano its consumer credit division, CORFINSA, in addition to the acquisition of Financiera Condell. In 1999, Citibank acquired Financiera Atlas and the Bank of Nova Scotia became the controller of Banco Sudamericano, currently known as Scotiabank Sudamericano. During the first few months in 2001, the Luksic economic group took control of Banco de Chile merging it with Banco Edwards. The new Banco de Chile began its mergered operationes in January 2002.

Additionally to the mentioned purchases and mergers, during the last few years, SBIF has received an important quantity of bank license requests, clearly indicating the industry's dynamism. As a consequence of these events, we can expect that within the banking system the tendancy to create niche banks will rise, those that are aimed at segments or particular economic activities. In December 2002, the banking system was composed of 25 banks and a financial corporation. Of the previously mentioned banks, one is owned by the state, ten by national entrepreneurs and fourteen by foreign holdings.



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Business Transactions And Activities Of The Corporation

In Chile, banks and financial corporations under the regulatory guidelines of the General Banking Law and the Public Corporation Law N° 18,046; regulated in turn by the Chilean Central Bank (Banco Central de Chile) and the Superintendance of Banks and Financial Institutions. Within the regulatory modifications of greatest relevance which the financial corporations have been exposed to, the following are worth highlighting:

a)In April 2001, SBIF authorized the banks to directly carry out factoring operations

b)In December 2001, SBIF authorized the banks to create General Funds Management subsidiary corporations in order to administrate Mutual Funds, Investment Funds, Foreign Equity Funds and Home Equity Funds.

c)As of March 2002, banks and other institutions were given permission to offer voluntary provision savings plans.

d)As of June 2002, the banks were given permission to pay interest on the balances maintained in domestic currency checking accounts and other deposits seen made other than in a savings account.

e)In April 2002, the Superintendance of Insurance and Valuables gave the Insurance Companies permission to offer consumer loans as a complementary activity to its line of business and to issue credit cards through a subsidiary.

2002 CORPBANCA MANAGEMENT

2002 for CORPBANCA was a time of important changes and actions that had as a goal to position the Bank as one of the most relevant national banking system actors. During the year we are analyzing, the Bank's management, in alliance with its shareholders, directors and staff began a new stage in its global growth and commercial expansion strategy while staying within a cost and efficiency control frame.

Without a doubt, the most important fact in 2002 was the capital increase made by CORPBANCA. It is worth mentioning that the relevance of this operation not only complies with the Bank's financial effects. In fact, it constituted the first stock market incursion carried out in Chile since 1997, additionally being the largest incursion locally made in history. This increase was integrally made by the Stock Market for Emerging Companies so as to take advantage of the tax benefits this norm grants to the investors.

With this capital increase and capitalization of 50% of the previous year's profits, the Bank rose from capital and reserves for Ch$ 145,348 million at the closing of 2001 fiscal year, to Ch$ 268,267 million at the closing of 2002 fiscal year, representing an 85% increase. At the closing of 2002, CORPBANCA was the third private institution with the greatest amount of capital in the banking system.





Business Transactions And Activities Of The Corporation

As a consequence of what has been previously mentioned, the Bank's Basilea indicator showed an important increase compared to the previous year; rising from 10.31% to 16.74%.

Pertaining activity, in 2002, ratified a loans portfolio growth tendency shown by CORPBANCA, implying a market share increase. At the closing of 2002 fiscal year, the total net interbank loans, was Ch$1,687,593 million, surpassing the Ch$1,462,293 million from the previous year; thus, the growth of net inter-bank loans, in twelve months, was of 15.4%.

When analyzing the composition of the loan portfolio, the products presenting a greater increase in reference to the closing of 2001 fiscal year were contingent investments (27.0%), investments in letters of debit (23.9%), foreign trade loans (21.8%) and consumer loans (14.9%).

Additionally, overdue loans presented as of December, a 26.8% growth in reference to 2001, with a overdue portfolio index going from 1.50% to 1.65%. In general, this increase is associated to client behavior and specific operations and does not mean a general default increase.







Business Transactions And Activities Of The Corporation

On the other hand, loan provisions increased 15.6% from December 2001 to the closing of 2002 fiscal year; this increase is aligned with the total growth of the loans portfolio (15.4%), maintaining the provisions index on total loans at levels close to 2.2%. As of December 31st, 2002, CORPBANCA had a 5.4% market share, a figure which favorably compares with the 4,8% from the previous year. When separating the market share from both years we can appreciate that the quota in those loans oriented towards people increased from 3.5% during the year 2001 to 3.8% during the year 2002. This market quota is explained by way of the considered average obtained through the 1.7% participation in home mortgage loans, and the 6.8% in consumer loans. Likewise, the participation in company oriented credit operations went from 5.1% to 5.8% at the closing of 2002 fiscal year.


CorpBanca 2002



Business Transactions And Activities Of The Corporation

In terms of results, the final profit reached by CORPBANCA as of December 31st, 2002, was of Ch$35,553 million. This amount is equivalent to a result expansion of 21.4% in reference to the previous year.
The better result can be explained by several reasons, among which stands out the 4.7% annual interest and net readjustment growth. In terms of Net Interest Margin, the interest and net readjustment indicator on productive assets went from 5.85% in 2001, to 5.32% in 2002; this decrease can be somewhat explained by the increase in average productive assets (Ch$1,581,325 million in 2001; Ch$1.822,742 million in 2002). Just as it occurred at the industry level, revenues due to interests and readjustments decreased 5.8%, while the expense for interests and readjustments was 16.1%. This phenomenon is explained by cutbacks effected by money authorities on the instancy rate, in a context in which liabilities tend to be refinanced faster than assets.

On the other hand, net commissions experienced an increase of 18.0%, in reference to the year 2001. The latter came about as a natural compensation due to the rate lowering effect, and to lower revenues because of the existing breach between liabilities and assets indexed to inflation.

The sum of all other operational revenues, on their part, showed, at the end of 2002 a 64.4% increase in twelve months mainly explained by better existing market opportunities in terms of investment portfolio valuation and management. The latter was also supported by the interest rate reduction which characterized the year, same as the opportunities

produced by the purchase and liquidation of fixed income documents, many of them corresponding to Sovereign Bonds.
Now, in terms of operational support expenses, CORPBANCA generated savings of 11.4%. This lesser expense is mainly reflected in administration expenses, which partially responds to the branch integration plan carried out by the Bank during these last years, as well as with the smaller staff with which the Bank has confronted a high growth period.
As previously mentioned, CORPBANCA has worked hard in a process oriented towards productivity and the increase of expense efficiency. This process, started in 1997, when the Bank's efficiency indicator reached a 100.6%, has been generating scale economics, via client growth, as well as other initiatives such as: branch integration, reduction of unnecessary administrative expenses, productivity incentives and the calculation of salaryies based on performance levels. Thus, CORPANCA has been able to consolidate itself as one of the most efficient bank in the local bank system, and among comparable banks it is currently identified as the industry's most efficient bank.


CorpBanca 2002



Business Transactions And Activities Of The Corporation

In reference to the year 2001, net provisions increased a 8.1%. This increase responds to efforts carried out by the institution to maintain a credit portfolio with covered and controlled risks. Even when in absolute terms the expense due to this concept increased when you compare the net provision indicator over gross margin, you can see that in general terms, the Bank has reduced its needs in reference to the generation (19.0% in 2001; 18.8% in 2002).
Finally, the non operational result for the year 2002 presented a greater loss of 215.4% in reference to the previous year. This can basically be explained by the greater expense in amortization of intangibles. The goodwill generated by the purchase of Financiera Condell was completely absorbed, thus being discounted from the effective equity, therefore improving the effective equity value. This operation amounted to CH$15,935 million during year 2002.

From the performance perspective, CORPBANCA's profitability capacity has presented important increases since the year 2002, a period during which the losses presented by the institution began to be reverted, mainly as a consequence of the portfolio's cleaning process. Due to the efficiency improvements implemented by the Bank, the market share growth and improvement, same as the productivity increase, as much from the employees as from the clients, started profit generation with a profile that is currently still growing.




CorpBanca 2002



Business Transactions And Activities Of The Corporation

The average capital and reserves return reached a 20.2% during 2002, thus, accomplishing the compromise to obtain returns no less than 20% established by the current administration. This value is reduced to 13.5% if it is calculated with the end of the year base due to the important capital increase carried out during the months of November and December.

It is important to highlight that even after the capital increase, the bank's profitability does not present important variations in reference to the previous year, since for the year 2001, CORPBANCA presented a mean capital and reserve profitability of 20.4%.


CorpBanca 2002



Business Transactions And Activities Of The Corporation

Likewise, the return on average productive assets (ROA) went from 1.7% in the year 2001, to a 1.92% in 2002. This increase derives from the greater profits CORPBANCA is obtaining from its asset products, said differently, the best product mix maintained in the asset generating portfolio.

During the whole of year 2002 and the previous periods, CORPBANCA has conjugated in an efficient way the growth of the loan portfolio with its risk. The Bank's global risk indicator, as of December 31st, 2002, reached a 1.86% while the previous year, during the same period, it was 1.87%, which, within the business context experienced by the country during the year, becomes particularly valuable. This is why, maintaining the risk index during this period, shows the importance of the strict credit controls implemented by CORPBANCA's management, especially in low country economic growth periods.





Business Transactions And Activities Of The Corporation


Type of Loan Risk Index Evolution
6.0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,00%
1999
2000
2001
2002
Consumer
Commercial
Global

As a complement to the decrease in the Bank's global risk index, one of the great relevance factors is the decrease of the consumer portfolio indicator, which went from 4.02% in December 2001, to 3.41% in December 2002. This decrease is explained mainly by the improvement in the portfolio's quality and by CORPBANCA's efficient collection systems.

Even though the overdue portfolio presented an increase in reference to the previous year, is at controlled levels, and comparatively, better than the rest of the banking system. At the end of the 2002 fiscal year, the total overdue loan portfolio indicator was 1.65% for CORPBANCA, while under conditions in which the system presented an indicator of 1.82%. In general terms, the increase of this type of credit is explained by certain client situations duly identified and provisioned.





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Business Transactions And Activities Of The Corporation



Past due Portfolio / Total Placements
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1996
1997
1998
1999
2000
2001
2002
Banks
CorpBanca

Lastly, the provision indicator on total loans, consequent with what has been registered on the risk index level, maintained itself quite stable in reference to the year 2001 (2.21% in 2002; 2.20% in 2001), with CORPBANCA being in better condition than the industry average.



Provisions / Total Placements
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1996
1997
1998
1999
2000
2001
2002
System
CorpBanca





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Business Transactions And Activities Of The Corporation

Risk Classification

As in the year 2001, CORPBANCA improved its liability instrument risk classification. These improvements are mainly due to the Bank's greater solvency, to better results obtained, to market share increase and the recent capital increase undertaken in the Stock Market for Emerging Companies.

The classification, at the end of the 2002 fiscal year for the different instruments was the following:

Instrument	New Classification	Previous Classification
Time deposits less than 1 year	N - 1	N - 1
Time deposits over 1 year	AA -	A +
Letters of Credit	AA -	A +
Subordinated Bonds	A +	A
Shares	Level 4	Level 4

Acknowledgements and honors

During the year 2002, CORPBANCA has received several awards and distinctions due to its management. These awards have been granted domestically, as well as by foreign organizations. Among the awards of greater relevance the following can be highlighted:

·Most important share issuance in Latin America (Latin Finance)
·Eighth best Latin American bank (America Economia)
·Thirteenth most valuable brand within the local economy (Interbrand)
·Third place ranking in web banking pages (Diario Financiero)
·Estrategia Award for its economic development contribution







Business Transactions And Activities Of The Corporation

Subsidiary Corporations

At the end of the 2002 fiscal year, subsidiary corporations reported for CORPBANCA a final net profitability of 3,401 million pesos. This amount represents a 15% increase in reference to same concept profits achieved the previous year.

The company that generated the greatest profit during 2002 was Corp Administradora de Fondos Mutuos (Corp Mutual Funds Management), with a final result of $1,152 million pesos and a 79% profitability on the invested capital. In terms of market share, as of December 2002, its quota measured by the equity management was 5.7% and the participation measured on the participants was of 6.5%.

Corp Corredores de Bolsa (Corp Stock Market Brokers), on its part, thanks to work pertaining to intermediation, purchase and sale of foreign currency and the administration of the fixed income portfolio, generated, during year 2002, a net profit of 1,137 million pesos. This result enabled the achievement of 19% profit on invested capital.

By way of insurance intermediation, Corp Corredores de Seguros (Corp Insurance Brokers) attained during the year 2002 a final result of 1,092 million pesos, an amount that favorably compares with the 489 million pesos obtained during 2001.
Lastly, Corp Asesorías Financieras (Corp Financial Consultants) presented, as of December 31st, 2002 a final profit of 20 million pesos, implying a 14% investment profitability.

Segments

The year 2002, just as the previous ones, was characterized by the presence of improvements within CORPBANCA. These were as much quantitative as qualitative and have as objective to make the Bank a modern and client oriented institution.

Among in house events and with commercial orientation we can highlight, among others, the important growth shown by transaction banking "Banca TEN". At the end of the 2002 fiscal year and with one and a half years of seniority, this banking institution had approximately 3,200 clients.

Additionally, during the month of September of 2002 and with the intention of delivering a comprehensive and total range of products and services, Banca Privada (Private Banking) began operations. Three months after its launching, this banking institution already had around 700 clients.

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Business Transactions And Activities Of The Corporation

From CORPBANCA's product perspective, during 2002, the new credit card Visa Delta Platinum was developed and launched in the market, exclusively oriented to Private Banking clients, delivering through this product a co-branding with Delta Air Lines.

Also, in reference to credit cards, during 2002, the redesigning of all the cards was carried out, taking into consideration the Bank's new corporate image.

Mortgage loans, on their part, increased sales 27% during 2002, finishing the year with an amount close to 5 million Unidades de Fomento. We should highlight that for the sales procedure, the Internet channel External Sales Force, Telemarketing and Virtual Executives was incorporated.

Simultaneously to the latter, during the year 2002, we worked on the development and further launching of postgraduate loans, which allow the financing of expenses associated to postgraduate studies.

Also, during 2002 CORPBANCA defined and implemented new investment centers in order to maketime deposit placement management more efficient. *The new centers are located at the Casa Matriz (Headquarters), Santiago 2000, Suecia, Concepción* and Viña del Mar.

In addition, during 2002, the compensation system was modified affecting as much the executives as thecommercial managers. In the new system, salaries became variable, thus achieving an increase in personnel productivity and a salary-performance relation.

In terms of commercial business support areas, during the year 2002, the Organizational Development Management finished its creation and development process to find itself, at the end of the fiscal year,fully functioning

The relevance of creating this management is rooted in that, through it, value is created through human resourcemanagement, by identifying and developing individual aptitudes, and by also generating an organizational culture reflecting CORPBANCA's values.







Business Transactions And Activities Of The Corporation

As the result of this new area within the Bank, human resources management has been notoriously strengthened. Among the accomplishments of greater relevance, we could mention the development of performance administration systems, incentive plans and programs, career planning, compensation systems, position description and variable income incentive models among others.

Complementary to what has been carried out by other Bank areas, the Data Processing Division also conducted important tasks in order to CORPBANCA's worldwide objectives. Among this Division's management main initiatives, we find the IBS (Integrated Banking System) development project,
which will replace the bank's old systems and will be implemented during the first months of the year 2003.

Without a doubt, the new platform development was the main worry and objective of the previously mentioned management; even so, within the relevant events carried out, the following also stand out:
- Strategic alliance with ENTEL to integrate all of the Bank's voice services
- Renewal of all Money Table systems
- Implementing the Image Digitalization project, allowing a 50% reduction in the Bank's printing concept expense for the year 2002
- Development and implementation of Corporate Intranet

Finally, the Logistics management, same as the Data Processing management, had a year 2002 with plenty of projects and implementation of these, which without a doubt, have become or will become an important part of the procedures that have allowed and will allow CORPBANCA to continue with its growth tendency, profitability and efficiency.

Within the activities of greater relevance marking the year 2002 we can point out:
- *Implementation and consolidation of the Financial and Subsidiary Operations Management. Through this management, besides* carrying out back office operations for the Bank'smoney table, the Bank's policies for Subsidiary Corporations are aligned, basic guidelines are given for the preparation of the expense budget and the control further on of the mentioned budget.
- Outsourcing of the credit card operative process, generating significant cost savings
- Active participation of the entire CORPBANCA operational area in the different phases of the IBS project

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Risk Factors

The risk factors associated to CORPBANCA's business and to the banking business in general, are mainly four. The first of them is inflation, since the economy's inflation rates are internalized in the commercialization and price determination of banking products. The second element of risk, or critical, is the exchange rate variation, a key variable, since it has a direct incidence on results due to the exposure the institution presents in foreign currencies. On the other hand, the economy's interest rate also constitutes a risk factor since due to the variations this presents, the different product prices are adjust themselves to the corresponding direction. In this sense, it is interesting to highlight that a relevant asset and liability proportion are subject to market price adjustments. In the case of most operations it is due to the renovation period while in others, such as long term financial investments, a "mark to market" procedure exists. In fourth place is found the economy's general performance; in general terms, CORPBANCA and the banking industry as a whole tends to move in the same direction as the performance of the nation's economy, this is, during periods of deceleration, the banks expected growth also tends to decrease due to the elasticity as a result of banking operations. A natural consequence of this evolution is the credit risk, which constitutes one of the main evaluation elements in determining the bank's financial position.

Today, CORPBANCA has a portfolio risk level comparable to the financial system one. For the effect of properly covering the indicated risks, the current norms establish maximum limits or undermining, which are a comprehensive part of the exposure policy maintained by CORPBANCA. In relation to the portfolio risk, CORPBANCA, at the end of the 2002 fiscal year presented a risk index of 1.86%.

Investment and financing policies

As a bank, CORPBANCA is governed by the legal and ruling restrictions established by the Ley General de Bancos (General Bank Law). Within this context, CORPBANCA maintains a loan portfolio oriented towards financing all types of clients, in all activity segments, properly combining risk and profitability standards. As an intermediating entity, CORPBANCA finances itself by searching for an economically profitable mix, privileging the use of funds at the lowest possible cost. Due to the importance of a financial institution presenting financial leverage, one of the Bank's main worries is an adequate equity level. Within investments oriented towards maintaining a proper infrastructure for the business plan, CORPBANCA has a dynamic program sustained by a combination of its own resources and rental expenses, which has allowed to end the year 2002 as the most efficient bank (among those comparable) in the national industry.





Licenses and Other Rights

All brands used by the corporation are duly protectedby their legal registration.

Associated and Subsidiary Corporations

CORPBANCA has a share in the ownership of a series of companies. Among these companies, it is relevant to make a distinction between Subsidiary Corporations and Trade Support Corporations.
Within the subsidiary corporations we find:

1. Corp Mutual Funds Management: This corporation has as its goal the management of mutual funds equity on behalf of its clients. Investments are carried out with fixed income instruments as well as variable income ones, on the domestic and foreign market. At the closing of the 2002 fiscal year, the total equity of Corp Mutual Funds Management was of 2,614 million pesos.

The Corporation's Board of Directors is the following:
Chairman: Carlos Camposano González(2)
Director: Olivia Brito Bahamonde(2)
Director: Camilo Morales Riquelme(2)
Director: Cristián Canales Palacios(2)
Director: Sergio Enríquez Essmann(2)
General Manager: Andrés Sáenz Mc Manus

2. Corp Stock Market Brokers: The stock market brokers has as its goal to intermediate values on behalf of third parties, as well as managing fixed income investment portfolios and intermediating the purchase and sale of foreign currency on the market. The total equity of Corp Stock Market Brokers as of December 31st, 2002, was of 6,023 million pesos.

The Corporation's Board of Directors is the following:
Chairman: Pablo de la Cerda Merino(3)
Director: Jaime Walls Riquelme(2)
[illegible]tor - Manager: Pedro Silva Yrrázaval


CorpBanca 2002



Associated and Subsidiary Corporations

3. Corp Insurance Brokers: The Insurance Broker has the objetive of intermediating insurance, as much for the Bank's clients, as for their own clients. At the closing of the 2002 fiscal year, the total Corporation equity was 1,112 million pesos.

The Corporation's Board of Directors is the following:
Chairman: Maritza Saieh Bendeck
Director: Olivia Brito Bahamonde(2)
General Manager: Pedro Iñiquez González

4. Corp Financial Consulting: This corporation has the purpose of performing studies, financial consulting and restructuring programs for client liabilities. At the end of the 2002 fiscal year, the total equity of Corp Financial Consulting was of 164 million pesos.

The Corporation's Board of Directors is the following:
Chairman: Christian Schiessler García(2)
Director: Mario Chamorro Carrizo(1)
Director: Camilo Morales Riquelme(2)
General Manager: Roberto Baraona Undurraga

The Trade Support Corporations are composed by:

1. Valuables Deposit Interbank Corporation: This company is dedicated to depositing valuables and the electronic custody of public offer valuables. At the end of the 2002 fiscal year its registered and paid capital was of 71 million pesos; CORPBANCA's share in the corporation reached 3.9% and this investment is equivalent to a 0.003% of the Bank's total assets.

The Corporation's Board of Directors is the following:
Chairman: Sergio Baeza V.
Director: Arturo Concha U.
Director: Jorge Claude B.







Director: José Antonio Martínez Z.
Director: Frank Leighton C.
Director: Joaquín Cortéz H.
Director: Mario Gómez P.
Director: Pedro Corona B.
Director: Fernando Massu P.
Director: Pablo Yrarrazabal V.
General Manager: Fernando Yánez G.

2. Transbank: This corporation has as its goal the positioning of credit and debit cards as means of payment. As of December 31st, 2002, the underwritten and paid capital was 353 million pesos. CORPBANCA's share in the ownership of Transbank was 8.7% and this investment represents a 0.02% of the Bank's total assets.

The Corporation's Board of Directors is the following:
Chairman: Roberto Bustos K.
Vice Chairman: Miguel Ángel Domenech C.
Director: Álvaro Cámbara L.
Director: Alejandro Cuevas M.
Director: Sebastián del Campo E.
Director: Julio Henríquez B(2)
Director: Sylvia Martínez C.
Director: Jeremy Pallant
General Manager: Felipe Brahm G.

3. Redbanc: Redbanc's mission is to provide participating banks and institutions, with electronic interconnected networks and their associated services. At the closing of the 2002 fiscal year, the underwritten and paid capital was of 93 million pesos. CORPBANCA's share in the ownership of Redbanc was 2.5% and this investment represents a 0.004% of the Bank's total assets.

The Corporation's Board of Directors is the following:
President: Francisco Navarrete C.
Vice President: Álvaro Cámbara L.
Director: Sylvia Martínez C.







Associated and Subsidiary Corporations

Director: Luis Alberto Rojas L.
Director: Ángel Rebolledo L.
Director: Nicolás Dibán S.,
Director: Jeremy Pallant
Director: Boris Buvinic G.
Director: Patricio Melo G.
General Manager: Miguel Luis Leonvendagar V.

4. Nexus: This company has as its objective the processing of credit and debit cards at the lowest possible cost. At the closing of the 2002 fiscal year, the company's underwritten and paid capital was 413 million pesos. CORPBANCA's share in the ownership of Nexus was 12.9% and this investment represents a 0.02% of the Bank's total assets.

Chairman: Mario Gaete H.
Vice Chairman: Álvaro Cámbara L.
Director: Jeremy Pallant
Director: Fernando León S.
Director: Claudio Jaramillo R.
General Manager: Carlos Johnson L

(1)CORPBANCA Chairman
(2)CORPBANCA Manager
(3)Head Lawyer of CORPBANCA's Legal Services area

Dividend Policies

Dividend policies established by CORPBANCA and accepted at the Shareholder Meeting consists in the distribution of 50% of profits charged to the previous exercise. This policy began operating during the year 2002, charged to the results of 2001. Due to this concept, at the February 2002 Shareholder Meeting, the Bank distributed 14,222 million pesos in dividends.





Compensations

During the 2002 fiscal year, the members of the Board of Directors have not received their allowances, and they also have not been paid their wages for professional services rendered as Directors.

Total wages received by CORPBANCA's managers and main executives during the year 2002 was 1,720 million pesos. The Bank's executives receive bonuses for accomplished goals. The bonus policy is established by the Organizational Development Management together with the CEO and thePresident.

Relevant facts

During the year 2002, the relevant facts reported by CORPBANCA to the Bank and Financial Institutions Superintendence were:

·In the Board meeting that took place on December 3rd, 2002, Mr. Christian Samsing Stambuk was appointed to the position of President of CORPBANCA.

·In the Board meeting that took place on December 24th, 2002, the credit portfolio acquisition operation was approved with the associated corporation CORPBANCA New York, which encompasses the issuers Banco Itau NY, Banco Bilbao Viscaya Argentaria NS and Banco Santander SP, from Brazil, for a total amount of USD 9,249,868,67.- and Compañía Aceros del Pacífico S.A. CAP, for USD 5,000,000 as well.







Liability Statement

CORPBANCA's Annual Memory was approved by the Board and the CEO, who stamped a sworn liability declaration in reference to the truthfulness of all the information incorporated in it.

An undersigned copy of the Annual Memory is at the disposal of the shareholders at the institution offices located at Huérfanos 1072.



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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CORPBANCA AND SUBSIDIARIES
AT DECEMBER 31, 2002 AND 2001

NOTE 1 - *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

a. Information provided

The financial statements have been prepared in accordance with accounting regulations issued by the Superintendencia de Bancos e Instituciones Financieras (hereinafter, the Superintendency). Such regulations agree with accounting principles generally accepted in Chile.

The 2001 figures are restated for the change in the Consumer Price Index (CPI) of 3.0%.

b. Basis of consolidation

The consolidated group ("the Group") comprises CORPBANCA ("the Bank") and its subsidiaries listed below:

	Ownership	
	2002	2001
	%	%
Corp Corredores de Bolsa S.A.	100.00	100.00
Corp Administradora de Fondos Mutuos S.A.	100.00	100.00
Corp Asesorías Financieras S.A.	100.00	100.00
Corp Corredores de Seguros S.A.	99.99	99.99

The subsidiaries' assets and operating income represent 2.2% and 4.6%, respectively, of the total consolidated assets and operating income (1.7% and 4.5% in 2001).





All significant balances and transactions among the group companies have been eliminated in consolidation.

c. Interest and indexation

The amounts recorded in the balance sheet for loans, investments and liabilities include interest and indexation accrued at year end. However, the Group has taken the conservative position of discontinuing the accrual of interest and indexation on high-risk or past-due loans.

d. Price-level restatement

Shareholders' equity, fixed assets, and other non-monetary balances have been price-level restated, considering the changes in the Chilean Consumer Price Index (CPI). The application of price-level restatement results in a net charge to income of MCh$2,020.8 (MCh$1,707.8 in 2001).

The income statement is not price-level restated.

e. Foreign currency

Assets and liabilities denominated in foreign currency are stated in Chilean pesos at the exchange rate prevailing at year-end. The December 31, 2002 rate for the US dollar was Ch$712.38 = US$1 (Ch$656.20 = US$1 at December 31, 2001).

The net exchange loss of MCh$1,819.5 in 2002 presented in the income statement (MCh$1,170.2 in 2001) includes recognition of effects of changes in the exchange rate of assets and liabilities in foreign currency and income from exchange operations.

f. Leasing contracts

Finance leasing operations are leasing contracts including a clause granting the lessee a purchase option on the leased asset at the end of the contract.







g. Factoring

Factoring receivables are valued at acquisition value of credits. The price difference arising on cession is earned over the financing period. The grantor is responsible for the payment of loans.

h. Financial investments

Investments in financial instruments with a secondary market held by the Bank are presented at market value in accordance with specific instructions of the Superintendency. Such instructions call for the recognition of the adjustments to market value against income for the year, unless permanent investments are involved, in which case, under certain limitations, the aforementioned adjustments can be made directly against equity in "Fluctuations in value of financial investments".

The adjustment resulted in a net credit to income for the year 2002 amounting to MCh$1,324.3 (net charge of MCh$39.4 in 2001) which is included in operating income in "Gains from trading securities". For permanent investments, the adjustment resulted in a net charge of MCh$854.7 against equity (net charge in 2001 for MCh$55.8 - historical amount).

Other investments in financial instruments are stated at cost plus accrued interest and indexation.

i. Bank premises and equipment

Bank premises and equipment are stated at price-level restated cost and are shown net of accumulated depreciation. Depreciation is calculated using the straight-line method over the useful lives of the assets.





j. Goodwill from investments in related companies

Goodwill arising on investments in related companies and the premium paid for the acquisition of shares, rights, assets and contracts of the Consumer Credit Division of Corfinsa, is amortized over a period of ten years.

In 2002, the Company totally amortized goodwill from investments. Such goodwill arose on the acquisition of Financiera Condell S.A., which resulting in a greater charge to 2002 income of MCh$13,212.6.

The excess price paid as a result of the recognition of the quality of the portfolio purchased from Financiera Condell S.A. is amortized over six years starting August 1, 1999, following instructions of the Superintendency.

k. Provisions for assets at risk

The Bank established all provisions required to cover the risk of loss on assets (Note 6), in accordance with the standards issued by the Superintendency. Assets are stated net of such allowances or are shown as a deduction in the case of loans.

l. Voluntary reserves

In accordance with the General Banking Law, financial institutions may establish special provisions, called "Voluntary reserves", which can be considered as part of the effective equity for purposes of complying with certain regulations of that Law. The amount provided at year-end and effects on the year's income are shown in the consolidated balance sheet and the consolidated statement of income.

m. Deferred taxes

The effects of deferred taxes arising from temporary differences between the tax and the book basis are recorded on the accrual basis in conformity with Technical Bulletin Nº 60 of the Colegio de Contadores de Chile A.G., and its complements and with instructions of the Superintendency. In accordance with Technical Bulletin Nº 71 of the Colegio de Contadores de Chile A.G., starting 2001 deferred taxes are accounted for by applying the income tax rate for the year in which the corresponding temporary difference that produced the aforementioned taxes will reverse.





n. Vacation expense

The annual cost of employee vacations and benefits is recorded on the accrual basis.

o. Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents are as defined in Chapter 18-1 of the updated Recopilation of Regulations of Banks and Finance Companies.

NOTE 2 - ACCOUNTING CHANGES

As established in Circular N° 3.196 of the Superintendency, starting October 31, 2002, the Bank modified the accounting treatment for Company issued mortgage notes and the related liability. This new accounting policy consists of replacing the asset and the corresponding liability and accounting for them in memorandum accounts, and recognizing a deferred asset or liability for the goodwill or negative goodwill arising on the purchase of Company issued mortgage notes and which will be amortized against income in over the remaining maturity of the corresponding Company issued mortgage notes. The aforementioned accounting change did not have significant effects on income for the year.

NOTE 3 - SIGNIFICANT EVENTS

At the Extraordinary Shareholders' Meeting of CORPBANCA held on September 13, 2002, and made a public deed before the Notary Public Mr. José Musalem Saffie dated October 4, 2002, the following agreements were adopted:

1. Increase capital of CORPBANCA by MCh$107,274.0, through the issue of 56,460,000,000 new no par value shares at UF 0.000115727698815618 each.

2. Register CORPBANCA and its shares in the Emerging Companies Market, so that its shares are transacted in this market.

The reform of by-laws of CORPBANCA was approved by Resolution N° 107 of the Superintendency of Banks and Financial Institutions dated October 15, 2002.





On October 28, 2002, Santiago Stock Exchange registered CORPBANCA and its shares in the Emerging Shares Market of the aforementioned organization.

The placement of shares related with the aforementioned capital increase was made during November and December 2002. This process produced MCh$109,007.1.





NOTE 4 - RELATED PARTY TRANSACTIONS

In accordance with the General Banking Law and the Superintendency's instructions, individuals and companies that are related, directly or indirectly, to the Bank's owners or management are considered related parties.

a. Loans to related parties

At December 31, 2002 and 2001, loans to related parties are as follows:

	Current portfolio		Past due portfolio		Total		Collateral pledged (*)	
	2002 MCh$	2001 MCh$	2002 MCh$	2001 MCh$	2002 MCh$	2001 MCh$	2002 MCh$	2001 MCh$
Operating companies	20,607.8	20,446.4	-	-	20,607.8	20,446.4	15,003.9	14,769.7
Investment companies	2,065.9	4,047.7	-	-	2,065.9	4,047.7	463.0	503.9
Individuals (**)	368.5	190.4	-	-	368.5	190.4	163.5	65.6
Total	23,042.2	24,684.5	-	-	23,042.2	24,684.5	15,630.4	15,339.2

(*) Includes only those guarantees that are admitted by Article 84 of the General Banking Law for purposes of establishing the individual credit limits defined by the Law. The guarantees are valued in accordance with the Superintendency's instructions.
(**)Includes only those loans to individuals whose outstanding balances are not less than the equivalent of UF3,000.





b. Other transactions with related parties

During 2002 and 2001, the Bank's transactions with related parties for amounts in excess of UF1,000 are as follows:

Related party	Item	Balance receivable (payable)	Effect on income	
			Income	Expense
2002:		MCh$	MCh$	MCh$
Evaluadora de Antecedentes S.A.	Customer evaluation	0.1	2.9	3,025.2
Recaudaciones y Cobranzas S.A.	Rental of offices and collection	0.1	25.7	1,515.8
Corp Group Interhold S.A.	Management advisory services	3.8	-	1,124.4
Transbank S.A.	Credit card management	-	-	893.0
Nexus S.A.	Credit card management	-	-	847.1
Proveedora de Servicios S.A.	Customer evaluation and office rental	-	-	725.3
Redbanc S.A.	Automatic teller machine (ATM) administration	-	-	470.7
Consultoría y Asesorías Ecco S.A.	Economic and financial consulting	-	-	196.6
Asesorías Santa Josefina Ltda.	Advisory and management services	-	-	129.6
Compañía de Seguros Vida Corp S.A.	Insurance premiums and office rental	11.4	226.0	127.2
	Insurance brokerage	138.0	391.0	-
	Advisory services rendered	-	-	-
Sociedad Nacional de Minería	Advertising in mining newsletter	-	-	49.3
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	Advertising advisory services	-	25.0	-
	Rental of offices	-	-	30.0


CorpBanca 2002






Related party 2001:	Item	Balance receivable (payable) MCh$	Effect on income Income MCh$	Expense MCh$
Evaluadora de Antecedentes S.A.	Customer evaluation	-	-	3,731.8
Proveedora de Servicios S.A.	Customer evaluation and office rental	-	-	1,205.4
Recaudaciones y Cobranzas S.A.	Rental of offices and collection	-	3.1	952.1
Nexus S.A.	Credit card management	-	-	760.3
Corp Group Interhold S.A.	Management advisory services	-	-	600.9
Redbanc S.A.	Automatic teller machine (ATM) Administration	-	-	474.5
Transbank S.A.	Credit card management	-	-	439.7
Servibanca S.A.	Services - exchange of banking documents	-	-	154.9
Agencia de Comunicación Digital Mínimo Común Múltiplo Ltda.	Advertising advisory services	4.2	41.1	212.5
Asesorías Santa Josefina Ltda.	Advisory and management services	-	-	130.4
Consultoría y Asesorías Ecco S.A.	Economic and financial consulting	-	-	99.7
Sonda S.A.	Rental and maintenance of computer equipment	-	-	98.7
Asesorías La Unión S.A.	Advisory and management services	-	-	76.9
Profesionales Asesores Proas Ltda.	Legal and professional advisory Services	-	-	74.7
Sociedad Nacional de Minería	Advertising in mining newsletter	-	-	45.4
Red Televisiva Megavisión S.A.	Advertising services	-	-	41.3
Compañía de Seguros Vida Corp S.A.	Insurance premiums and office rental	-	221.7	33.0
	Insurance brokerage	82.7	526.7	-
	Advisory services rendered	-	13.6	-
BAC Servicios Computacionales Ltda.	Computer services	-	-	18.0
Corp Factoring S.A.	Rental of offices	6.3	28.2	-

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

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NOTE 5 - INVESTMENTS IN OTHER COMPANIES

The balance sheet includes investments in other companies for MCh$1,371.9 (MCh$1,280.3 in 2001), as follows:

Company	Ownership		Equity		Investment			
					Investment amount		Equity in income (loss)	
	2002 %	2001 %	2002 MCh$	2001 MCh$	2002 MCh$	2001 MCh$	2002 MCh$	2001 MCh$
Transbank S.A.	8.72%	8.72%	4,786.4	4,058.3	417.3	353.8	63.8	54.0
Nexus S.A.	12.90%	12.90%	3,385.0	3,199.0	436.8	412.8	24.0	(218.3)
Subtotales					854.1	766.6	87.8	(164.3)
Share and rights in other companies								
Redbanc S.A.					85.9	87.3	14.2	15.6
Sociedad Interbancaria de Depósitos de Valores S.A.					53.9	44.2	8.9	11.1
Share in Bolsa de Comercio de Santiago					317.1	321.5	45.2	60.5
Share in Bolsa Electrónica de Chile					60.9	60.7	0.3	0.7
Subtotal					517.8	513.7	68.6	87.9
Total					1,371.9	1,280.3	156.4	(76.4)





NOTE 6 - RESERVES

a. Reserves for assets at risk

At December 31, 2002, the Bank and its subsidiaries have accrued reserves to cover estimated losses of MCh$38,668.1 (MCh$33,601.4 in 2001), which correspond to the minimum amount of reserves required by the Superintendency.

During 2001 and 2002, the changes in such reserves was as follows:

	Reserves for			
	Loan losses	Assets received in lieu of payment	Other assets	Total
	MCh$	MCh$	MCh$	MCh$
Balances, January 1, 2001	26,273.9	476.0	933.0	27,682.9
Increase in reserves due to merger	607.5	-	21.8	629.3
Application of reserves	(21,439.2)	(1.571.3)	(855.9)	(23,866.4)
Reserves established	27,747.7	1.359.6	473.4	29,580.7
Reserves released	(1,351.5)	(52.3)	-	(1,403.8)
Balances, December 31, 2001	31,838.4	212.0	572.3	32,622.7
Price-level restated balances, for comparative Purposes	32,793.5	218.4	589.5	33,601.4
Balances, January 1, 2002	31,838.4	212.0	572.3	32,622.7
Application of reserves	(20,650.6)	(3,196.3)	(424.6)	(24,721.5)
Reserves established	28,577.8	3,037.2	596.6	32,211.6
Reserves released	(1,843.7)	-	(51.0)	(1,894.7)
Balances, December 31, 2002	37,921.9	52.9	693.3	38,668.1

In the opinion of the Bank's management, based on the information examined, the established reserves reasonably cover all possible losses that might result from non-recovery of assets.



b. Voluntary reserves

In addition to provisions that cover risky assets indicated in letter a) at December 31, 2002, the Company has not voluntary reserves. At December 31, 2001, the Company had voluntary reserves for ThCh$1,140.4. With the release these generic reserves, the Company has credited MCh$1,107.2 (MCh$154.3 in 2001) to net income for the year.

NOTE 7 - SHAREHOLDERS' EQUITY

a. Equity

The movements in the shareholders' equity accounts during 2002 and 2001 are summarized as follows:

	Paid-in capital MCh$	Reserves MCh$	Other reserves MCh$	Net Income for the year MCh$	Total MCh$
Balances, January 1, 2001	120,863.8	1,441.0	174.4	14,668.7	137,147.9
Net income from prior year	-	14,668.7	-	(14,668.7)	-
Subscription and payment of shares	48,9	0,8	-	-	49.7
Monetary correction of capital	3,748.3	499.4	-	-	4,247.7
Fluctuation in value of financial investments	-	-	(55.8)	-	(55.8)
Net income - 2001	-	-	-	28,443.5	28,443.5
Balances, December 31, 2001	124,661.0	16,609.9	118.6	28,443.5	169,833.0
Price-level restated balances for comparative purposes	128,400.8	17,108.2	122.2	29,296.8	174,928.0
Balances, January 1, 2002	124,661.0	16,609.9	118.6	28,443.5	169,833.0
Net income from prior year	-	28,443.5	-	(28,443.5)	-
Dividends paid	-	(14,221.8)	-	-	(14,221.8)
Capitalization of reserves	30,831.6	(30,831.6)	-	-	-
Subscription and payment of shares	107,274.0	1,733.1	-	-	109,007.1
Monetary correction of capital	4,561.6	(58.5)	-	-	4,503.1
Fluctuation in value of financial investments	-	-	(854.7)	-	(854.7)
Net income - 2002	-	-	-	35,553.0	35,553.0
Balances, December 31, 2002	267,328.2	1,674.6	(736.1)	35,553.0	303,819.7


CorpBanca 2002





Subscribed and paid shares

At December 31, 2002, the paid in capital of the Bank is represented by 226,909,290,577 subscribed and paid ordinary no par value shares.

Capital Increase

At the Extraordinary Shareholders' Meeting of CORPBANCA held on September 13, 2002, made a public deed before the Notary Public Mr. José Musalem Saffie dated October 4, 2002, the following agreements were adopted:

·Increase capital of CORPBANCA by MCh$107,274.0, through the issue of 56,460,000,000 new no par value shares at UF 0.000115727698815618 each.

·The placement of shares related with the aforementioned increase of capital was made during November and December 2002. This process produced MCh$109,007.1.

Income Distribution

At the General Shareholders' Meeting of CORPBANCA held on April 27, 2001, it was agreed to retain 2000 income "Retained earnings to be distributed", classified in "Other reserves".

The General Shareholders' Meeting of CORPBANCA, held on February 25, 2002, established a policy of dividends of distribution of 50% of income that can be distributed from 2002, retaining the remaining 50% in "Retained earnings to be distributed", classified in "Other reserves". As a result of the application of this agreement payment of a dividend was approved of MCh$14,221.8, of 2001 income.


CorpBanca 2002



b. Minimum basic capital and effective equity

According to the General Banking Law, a financial institution's minimum basic capital may not be lower than 3% of its total assets, while the effective equity may not be lower than 8% of its risk weighted assets. At each year-end, the situation of the Bank is as follows:

	December 31		
	2002	**2001**	
	MCh$	MCh$	
Minimum basic capital *	268,266.7	145,631.2	
Total assets	2,226,708.9	1,910,043.9	
Percentage	12.05%	7.62%	
Effective equity **	308,187.8	166,342.6	(1)
Risk weighted assets	1,840,737.2	1,613,162.0	
Percentage	16.74%	10.31%	

*Represents the paid-in capital and reserves.

**From June 30, 2002, in order to determine the effective equity, the amounts for "goodwill", and investments in un-consolidated foreign companies should be deducted. The subordinated bonds, and voluntary provisions should be considered as equity, up to certain limits.

(1)In 2001, in conformity with article 66 of the General Banking Law, in order to determine effective equity, amounts for investments in companies and capital assigned to subsidiaries abroad, should be deducted. The subordinated bonds, and voluntary provisions should be considered as equity, up to certain limits.







NOTE 8 - INVESTMENTS

At December 31, 2002 and 2001, the Consolidated Group's investments are as follows:

a) Financial investments

2002

Securities *	Type of portfolio			Adjustment to market value		
	Permanent **	Non permanent	Subtotal	Against income	Against equity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Banco Central de Chile	-	31,719.4	31,719.4	45.8	-	31,765.2
Tesorería General de la República or other government entities	-	124.0	124.0	0.3	-	124.3
Local financial institutions	64,677.5	50,961.0	115,638.5	(79.2)	(572.8)	114,986.5
Other local investments	65,046.8	41,710.3	106,757.1	717.8	(106.7)	107,368.2
Investments abroad	3,759.0	879.0	4,638.0	-	(56.6)	4,581.4
Total	133,483.3	125,393.7	258,877.0	684.7	(736.1)	258,825.6

2001

Securities *	Type of portfolio			Adjustment to market value		
	Permanent **	Non permanent	Subtotal	Against income	Against equity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Banco Central de Chile	-	15,870.3	15,870.3	50.4	-	15,920.7
Tesorería General de la República or other government entities	-	38,913.2	38,913.2	(135.5)	-	38,777.7
Local financial institutions	8,491.1	38,530.8	47,021.9	(3.3)	27.4	47,046.0
Other local investments	29,500.1	82,638.8	112,138.9	(55.3)	50.0	112,133.6
Investments abroad	-	6,747.6	6,747.6	-	-	6,747.6
Company issued mortgage notes	11,961.9	45,332.8	57,294.7	345.4	44.8	57,684.9
Total	49,953.1	228,033.5	277,986.6	201.7	122.2	278,310.5

*Classification according to issuers. This amount includes, in total, MCh$42,282.5 (MCh$48,514.9 in 2001), for securities sold under repurchase agreements.

As explained in Note 2, starting October 31, 2002, the requirement for recording Company issued mortgage notes as a financial investment was eliminated.

**Permanent investments include securities whose adjustment to market value is charged to the "Fluctuation in value of financial investments" account, as described in Note 1h).







b) Other investments

	2002	2001
	MCh$	MCh$
Assets received in lieu of payment or in foreclosure (*)	11,004.7	9,417.9
Other investments and assets for leasing	22,003.9	6,749.1
Total	33,008.6	16,167.0

(*)Assets received in settlement are included net of allowances for MCh$52.9 at December 31, 2002 (MCh$218.4 in 2001). The amount shown on the balance sheet corresponds to the estimated realizable value of these assets taken as a whole.

In addition to assets received in lieu of payment or in foreclosure, there are other assets that were written-off and have not been disposed of. These written-off assets are estimated to realize about MCh$192.1.







NOTE 9 - MATURITIES OF ASSETS AND LIABILITIES

a. Maturities of loans and financial investments

The information below shows loans and investments classified in accordance with the remaining term until maturity. The balances, which include interest accrued at December 31, 2002 and 2001, are as follows:

At December 31, 2002:

LOANS (1):	Due within 1 year MCh$	Due after but within 3 years MCh$	Due after but within 6 years MCh$	After 6 years MCh$	Total MCh$
Commercial loans and others	695,999.7	244,154.5	186,805.3	128,923.4	1,255,882.9
Mortgage loans	4,152.3	8,081.8	12,669.0	46,583.5	71,486.6
Consumer loans	59,363.8	77,794.8	40,978.8	1,135.5	179,272.9
OTHER LOAN OPERATIONS:					
Loans to other financial institutions	22,378.0	-	-	-	22,378.0
Securities purchased under resale agreements	15,537.4	-	-	-	15,537.4
FINANCIAL INVESTMENTS:					
Permanent investment portfolio (2)	10,766.1	31,393.3	45,502.0	45,821.9	133.483,3
Non-permanent investment portfolio (3)	126,078.4	-	-	-	126,078.4

At December 31, 2001:

LOANS (1):	Due within 1 year MCh$	Due after but within 3 years MCh$	Due after but within 6 years MCh$	After 6 years MCh$	Total MCh$
Commercial loans and others	684,672.4	173,167.7	131,799.1	114,575.9	1,104,215.1
Mortgage loans	3,704.5	7,261.7	10,773.0	37,181.8	58,921.0
Consumer loans	61,820.8	69,220.1	24,350.4	218.9	155,610.2
OTHER LOAN OPERATIONS:					
Loans to other financial institutions	26,795.8	-	-	-	26,795.8
Securities purchased under resale agreements	7,234.7	-	-	-	7,234.7
FINANCIAL INVESTMENTS:					
Permanent investment portfolio (2)	-	1,458.8	19.931,8	28,562.5	49,953.1
Non-permanent investment portfolio (3)	228,235.2	-	-	-	228,235.2







(1) Includes only those loans outstanding at year-end that mature within the indicated periods. Consequently, contingent loans and loans transferred to the past-due portfolio, as well as delinquent loans that have not been transferred to the past-due portfolio amounting to MCh$10,831.2 (MCh$9,432.4 in 2001) of which MCh$5,547.3 (MCh$5,369.6 in 2001) were delinquent less than 30 days, have been excluded.

(2) Includes notes from the permanent investment portfolio as described in note 1h, but does not include adjustments to market value or non-transferable securities.

(3) Includes all other financial investments, with their respective adjustments to market value.

b. Maturities of deposits, borrowings and other liabilities

The information detailed below shows deposits, borrowings and other liabilities in accordance with the remaining term until maturity. Balances include interest accrued at December 31, 2002 and 2001.

At December 31, 2002:	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 6 years MCh$	Due after 6 years MCh$	Total MCh$
DEPOSITS AND OTHER LIABILITIES (*)					
- Time and demand deposits	1,073,254.7	11,361.6	1,523.6	1,017.1	1,087,157.0
- Other term liabilities	859.7	455.2	193.0	12.1	1,520.0
- Securities sold under repurchase agreements	49,627.9	-	-	-	49,627.9
- Mortgage notes	14,141.7	24,333.1	39,674.8	114,618.1	192,767.7
BONDS	14,872.8	5,089.8	8,943.9	32,710.7	61,617.2
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:					
- Lines of credit for renegotiation	2.8	6.3	9.9	17.8	36.8
- Other Banco Central de Chile borrowings	482.1	-	-	-	482.1
- Domestic borrowings	15,231.1	-	-	-	15,231.1
- Foreign borrowings	96,825.0	2,178.8	-	-	99,003.8
- Other borrowings	7,375.8	783.2	1,271.1	1,794.9	11,225.0





At December 31, 2001:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES (*)					
- Time and demand deposits	999,990.3	12,042.1	2,690.4	978.8	1,015,701.6
- Other term liabilities	249.3	593.2	182.5	5.4	1,030.4
- Securities sold under repurchase agreements	52,884.5	-	-	-	52,884.5
- Mortgage notes	17,852.0	32,391.0	50,452.7	93,928.5	194,624.2
BONDS	876.5	18,117.3	8,266.5	33,949.4	61,209.7
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:					
- Lines of credit for renegotiations	3.0	6.9	10.9	19.4	40.2
- Other Banco Central de Chile borrowings	191.7	383.3	307.0	-	882.0
- Domestic borrowings	67,929.5	-	-	-	67,929.5
- Foreign borrowings	63,635.3	1,950.3	975.2	-	66,560.8
- Other borrowings	4,935.1	7,391.4	3,265.6	4,077.1	19,669.2

(*)Excludes all demand obligations, savings accounts and contingent liabilities.


CorpBanca 2002





NOTE 10 - FOREIGN CURRENCY POSITION

The balance sheet includes assets and liabilities that are denominated in foreign currency or are indexed to changes in exchange rates. These amounts are summarized below:

	Payable in:					
	Foreign currency		Chilean Pesos *		Total	
	2002	2001	2002	2001	2002	2001
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS:						
Liquid assets	43,609.8	45,650.6	-	-	43,609.8	45,650.6
Loans	385,545.1	268,881.3	23,218.5	45,404.3	408,763.6	314,285.6
Contingent loans	89,658.8	54,888.6	61.1	35.7	89,719.9	54,924.3
Financial investments:						
- Domestic	72,712.2	146,970.8	16,753.4	27,883.5	89,465.6	174,854.3
- Foreign	6,510.6	9,983.3	-	-	6,510.6	9,983.3
Other assets	86,742.3	135,603.1	-	-	86,742.3	135,603.1
Total assets	684,778.8	661,977.7	40,033.0	73,323.5	724,811.8	735,301.2
LIABILITIES:						
Time and demand deposits	198,597.2	238,043.7	-	1,219.1	198,597.2	239,262.8
Contingent liabilities	91,186.1	55,729.0	-	-	91,186.1	55,729.0
Liabilities with Banco Central de Chile	-	-	-	-	-	-
Liabilities with domestic banks	-	-	-	4,464.2	-	4,464.2
Obligation with foreign banks	138,617.3	97,639.9	45.7	76.4	138,663.0	97,716.3
Other liabilities	297,719.4	338,210.5	-	-	297,719.4	338,210.5
Total liabilities	726,120.0	729,623.1	45.7	5,759.7	726,165.7	735,382.8

*Corresponds to operations denominated in foreign currencies and payable in Chilean pesos or operations that are indexed to changes in the exchange rate







NOTE 11 - TRANSACTIONS WITH DERIVATIVE INSTRUMENTS

Transactions related to derivative products outstanding at December 31, 2002 and 2001 are summarized below:

a. Currency contracts

Type of future operation	Number of Transactions 2002	Number of Transactions 2001	Contract amounts Up to 3 months 2002 ThUS$	Contract amounts Up to 3 months 2001 ThUS$	Contract amounts Over 3 months 2002 ThUS$	Contract amounts Over 3 months 2001 ThUS$
Domestic market:						
- Foreign currency forwards	106	145	53,160	23,581	289,744	423,115
Foreign market						
- Foreign currency forwards	16	4	350	-	11,287	3,128

The amount refers to either the US dollar futures bought or sold, or the equivalent in US dollars of foreign currency futures bought or sold, as appropriate. The terms correspond to the duration of the contracts from the transaction date.







b) Contracts on the value of some authorized readjustment index (ARS) and interest rates in Chilean pesos.

Type of future operations	Number of transactions		Contract amounts Up to 3 months		Over 3 months	
	2002	2001	2002 MCh$	2001 MCh$	2002 MCh$	2001 MCh$
- Forward in ARS/pesos purchased	1	2	669.8	1,675.1	-	-
- Contracts on UF interest rates sold at a fixed rate	-	1	-	-	-	670.0

NOTE 12 - CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a. Commitments and responsibilities recorded in memorandum accounts:

At December 31, 2002 and 2001, the Bank had recorded the following commitments and responsibilities in memorandum accounts:

	2002 MCh$	2001 MCh$
Securities held in custody	388,516.8	610,259.0
Guarantees given by the Bank	170,046.4	138,696.0
Loans approved but not disbursed	76,540.0	78,284.0
Collections from abroad	21,762.1	26,783.6
Local collections	16,495.5	46,680.4
Contracts given as guarantees for Corfo loans	-	149.6

The above summary lists only the principal balances. Contingent loans and liabilities are presented in the balance sheet.







b) Pending lawsuits:

At December 31, 2002 and 2001, there were lawsuits pending against the Group relating to loans and other matters. In the opinion of the Bank's legal counsel, these lawsuits should not result in significant losses for the Group.

Before the Fifth Criminal Court of Santiago, in the case of Fraud N°149913-7, by virtue of criminal complaint in initial stages filed by Banco del Estado de Chile, and in which the indirect subsidiary Corp Corredores de Bolsa S.A. is involved for MCh$42.9 Concepción S.A. Corredores de Bolsa S.A. (now Corp Corredores de Bolsa S.A.) had acquired from its original beneficiary, as it was considered "corpus delicti". The aforementioned time deposit is fully provided for in the financial statements of the Company.

c) Other liabilities:

· CORPBANCA is entitled to transfer to its clients the obligations arising from deferred customs duties related to the import of assets for lease. These transfers require the authorization of the customs authorities. At December 31, 2002, CORPBANCA had transferred to its clients deferred customs duties obligations amounting to MCh$1,844.5 (MCh$1,817.4 in 2001).

· At December 31, 2002, leasing contracts signed, but for which assets have not yet been delivered, amounted to MCh$46,216.2 (MCh$5,937.8 in 2001).

· In conformity with articles 30 and 31 of the Law Nº 18,045 (Securities Market Law), Corp Corredores de Bolsa S.A. has established a guarantee through Compañía de Seguros de Crédito Continental S.A. for UF 4,000, expiring on April 22, 2003, with the Santiago Stock Exchange being assigned as custodian of the aforementioned policy.

· In addition, on June 6, 2002, an insurance policy was contracted with CHUBB de Chile Compañía de Seguros Generales S.A. in 60% (Leader) and Compañía de Seguros Generales Cruz del Sur S.A. in 40% (Participant), in order to cover potential employee infidelity for ThUS$1,000. The expiry date of this policy is May 31, 2003, and its direct beneficiary is Corp Corredores de Bolsa S.A.





· In order to comply with article 58 letter d) of DFL 251 of 1931, which states that insurance brokers should contract insurance policies as determined by the Superintendency in order to carry out their activities and to respond and comply with all obligations arising from activities and, specially for damages that insureds can suffer through their broker, Corp Corredores de Seguros S.A. contracted the following policies with Seguros Chilena Consolidada which are in force from April 15, 2002 to April 14, 2003:

Policy N°	Risk insured	Insured amount UF
1681043	Civil Responsability	60,000
1681044	Guarantee	500

· On June 6, 2002, an insurance policy was contracted with CHUBB de Chile Compañía de Seguros Generales S.A., in order to cover potential employee infidelity for ThUS 1,200 and its expiring date is May 31, 2003. The direct beneficiary is Corp Administradora de Fondos Mutuos S.A.

· On January 10, 2002, Corp Administradora de Fondos Mutuos S.A. contracted the following guarantee insurance policies expiring on January 10, 2003 for Fund General Managers in order to guarantee the full compliance with obligations of the Manager, for the administration of third parties' funds and the compensation of damages resulting from its non-observance as foreseen in article 226 of the Law N° 18,045.

Policy N°	Corp Mutual Fund	Coverage in UF
013639	Efficiency	10,000
013640	Greater income	10,000
013641	Shares	10,000
013642	Select	10,000
013643	Greater future	25,932
013644	Latin America	10,000
013632	Global Markets	10,000
013633	Emerging Markets	10,000
013634	Greater value	10,000
013635	Opportunity	52,870
013636	Asia	10,000
013637	Technocom	10,000
013638	Commodities	10,000
013645	USA	10,000
013646	Biotech	10,000





Regarding the above and with the commencement of operations of Fondo Mutuo Corp Dólar on October 9, 2002, Corp Administradora de Fondos Mutuos S.A. has taken out at October 7, 2002, the guarantee insurance policy Nº 015084, with coverage of UF 10,000, expiring on January 10, 2003.

The aforementioned policies were taken out with Compañía de Seguros Mapfre Garantías y Crédito S.A. CORPBANCA is the representative of the beneficiaries of the guarantee of the aforementioned Funds.

NOTE 13- COMMISSIONS

Commission income and expense shown on the statements of income correspond to the following:

Commissions earned or paid:

	Income		Expenses	
	2002 MM$	**2001** MM$	**2002** MM$	**2001** MM$
Checking accounts	5,363.2	5,055.2	26.9	23.5
Commissions – agreements	3,357.5	1,768.1	-	-
Remuneration and commissions from mutual funds	2,514.1	3,152.3	-	132,3
Insurance brokerage	1,962.2	1,085.0	-	-
Credit cards	1,571.9	1,645.4	1,614.6	1,308.7
Letters of credit, guarantees, pledges and other contingent loans	1,415.2	1,529.6	257.0	87.9
Automatic teller cards	1,260.3	1,099.9	236.7	17.3
Collection fees	1,213.8	230.8	-	-
Lines of credit	1,063.8	864.8	-	-
Commissions on loan operations	962.0	413.4	-	-
Client service	466.7	571.1	208.3	283.9
Collection of documents	286.1	307.2	20.8	21.6
Commissions from stock - exchange operations	226.4	137.7	63.0	0.2
Factoring operations	99.2	457.6	-	-
Stocks exchange rights	37.9	27.0	32.0	27.8
Commissions of trust and custody	17.4	16.0	-	-
Other	374.5	570.6	49.6	59.8
Total	22,192.2	18,931.7	2,508.9	1,963.0



The commissions earned on mortgage instrument operations are included in "Interest and indexation income" in the income statement.





NOTE 14 - NON OPERATING EXPENSES

The detail of non-operating expenses is as follows:

	2002 MM$	2001 MM$
Amortization of goodwill arising on acquisition of Financiera Condell S.A.	16,994.3	3,569.7
Amortization of goodwill arising on acquisition of loan portfolio of Corfinsa	1,120.2	1,086.8
Amortization of goodwill on investments in companies	124.5	124.4
Write -off of other-assets	1,796.6	2,281.5
Others	549.6	404.4
Total	20,585.2	7,466.8

NOTE 15 - INCOME TAXES AND DEFERRED TAXES

a. Income taxes

The First Category Income Tax provision amounting to MCh$666.1 (MCh$542.7 in 2001) was accrued by the Bank's subsidiaries. At December 31, 2002 and 2002, the Bank did not accrue First Category Income Tax as it had losses for tax purposes. These losses may be carried forward indefinitely and offset against future taxable income.







b. Deferred taxes

As described in Note 1 m), the Bank applied accounting criteria of the Technical Bulletin N° 60 of the Colegio de Contadores de Chile A.G. and its complements. In accordance with Technical Bulletin N° 71 of the Colegio de Contadores de Chile A.G., from 2001, deferred taxes are accounted for applying the income tax rate for the year in which the corresponding temporary difference will reverse.

Deferred taxes arising from temporary differences are as follows:

	Balances at		Balances at	
	01-01-2002	31-12-2002	01-01-2001	31-12-2001
	MCh$ (historical)	MCh$	MCh$	MCh$
Debit differences:				
Tax loss	15,032.7	7,517.2	24,179.4	15,483.7
Loan portfolio -overall provision	4,103.8	5,078.5	3,203.1	4,226.9
Unearned price difference	2,344.1	2,025.1	114.4	2,414.4
Suspended accrual of interest	438.2	468.4	487.8	451.4
Other provisions	465.6	351.1	807.5	479.5
Other	226.2	135.7	181.2	233.0
Subtotal	22,610.6	15,576.0	28,973.4	23,288.9
Balance complementary accounts	(15,053.3)	(7,523.8)	(24,222.2)	(15,504.9)
Net difference	7,557.3	8,052.2	4,751.2	7,784.0
Credit differences:				
Fixed asset depreciation	(230.0)	(235.4)	(786.9)	(236.9)
Others	(97.0)	(292.7)	475.1	(99.9)
Subtotal	(327.0)	(528.1)	(311.8)	(336.8)
Balance complementary accounts	139.1	76.6	519.0	143.3
Net difference	(187.9)	(451.5)	207.2	(193.5)







The effect of tax expense during each year is as follows:

Item	2002 MCh$	2001 MCh$
Current tax expense	(666.1)	(542.7)
Effect due to assets or liabilities for deferred taxes of year	(7,235.7)	(5,709.5)
Effect due to amortization of complementary accounts of assets and liabilities for deferred taxes of the year	7,467.0	8,341.6
Valuation provision	1,926.3	(1,430.9)
Other	(0.5)	(177.5)
Total	1,491.0	481.0

NOTE 16 - EXPENSES AND REMUNERATION OF DIRECTORS

At the Ordinary Shareholders' Meetings held on February 25, 2002 and April 27, 2001, the Company agreed not to pay remuneration to the Board of Directors.

NOTE 17 - SUBSEQUENT EVENTS

From January 1, to January 16, 2003, there have been no subsequent events that would materially affect the financial statements.

Carlos Opazo Lara
Accounting Manager

Mario Chamorro Carrizo
General Manager

